FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009
Commission File Number: 000-51116
Hurray! Holding Co., Ltd.
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li North Road
East Third Ring, Chaoyang District
Beijing 100027, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- N.A.

Hurray! Announces Management Changes

BEIJING, October 15, 2009 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY — News), a leader in artist development, music production and wireless music distribution and other wireless value-added services in China, today announced the resignation as Chief Executive Officer of Mr. Songzuo Xiang, and the resignation as Chief Financial Officer and Vice President of Ms. Xiaoqing Guo for personal reasons, with immediate effect. Concurrently, the Company is pleased to announce the appointment of Mr. Haibin Qu to the position of Acting Chief Executive Officer, and Mr. Li Yao to the position of Acting Chief Financial Officer, with immediate effect.

Mr. Haibin Qu has been a member of the Board since July 2009 and he also served as the senior executive vice president of Shanda Interactive Entertainment Limited (“Shanda”) since August 2005. Mr. Qu previously served as Shanda’s senior vice president from July 2003 to August 2005, vice president from September 2002 to June 2003 and director of business development from February 2000 to August 2002. Prior to joining Shanda, Mr. Qu served as a vice president of Shanghai Fuwei Technology Development Co., Ltd. from September 1996 to December 1999. Mr. Qu holds a bachelor’s degree in mechanics from Fudan University.

Mr. Li Yao has served as Shanda’s associate president and financial director since November 2007. Mr. Yao also serves as a member of the board of directors and Chief Financial Officer of Actoz Soft Co., Ltd. Prior to joining Shanda, Mr. Yao was devoted in public accounting sector, including over 11-year experience with KPMG Huazhen Certified Public Accountants and holds extensive finance and M&A expertise in a wide range of industries. Mr. Yao graduated from the College of International Business and Management, Shanghai University, majoring in Finance and Accounting. In addition, he is a member of the Institute of Certified Public Accountants of People’s Republic of China.

About Hurray! Holding Co., Ltd.
Hurray! is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, Secular Bird and Seed Music. The Company, through Fly Songs, also organizes concerts and other music events in China.

Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.

The Company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services

Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the ability of the company to avoid disruptions to its business caused by changes in management; the ability of the company to recruit and retain suitable management members; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended, and annual reports on Form 20-F. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

For more information, please contact:
Christina Low
Investor Relations Officer
Tel: 8610-84555532
IR@hurray.com.cn

Source: Hurray! Holding Co., Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.
By:	/s/ Songzuo Xiang
	Name:	Songzuo Xiang
	Title:	Chief Executive Officer

Date: October 19, 2009